SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of	August	2015
Commission File Number	001-36458

Neovasc Inc.
(Translation of registrant’s name into English)
Suite 2135 — 13700 Mayfield Place Richmond, British Columbia, Canada, V6V 2E4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	News Release – Neovasc Reports Results for the Second Quarter of 2015

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form F-10 of the Registrant, which was originally filed with the Securities and Exchange Commission on April 17, 2014 (File No. 333-195360), and the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on June 24, 2014 (File No. 333-196986).

Document 1

Neovasc Reports Results for the Second Quarter of 2015

NASDAQ: NVCN
TSX: NVC

VANCOUVER, Aug. 6, 2015 /CNW/ - Neovasc Inc. ("Neovasc" or the "Company") (NASDAQ: NVCN) (TSX: NVC) today announced financial results for the quarter ended June 30, 2015.

"With steady activity in our tissue business, Reducer's European launch going well, and with additional successful Tiara implantations, the second quarter was constructive across all facets of our company," commented Neovasc CEO, Alexei Marko.  "We are taking steps to accelerate patient recruitment in the TIARA-I study and during the quarter we made crucial adjustments towards this objective. Specifically, we have made revisions to the trial protocol to enhance enrollment and have increased the number of participating sites.  We are now expecting to have eight centres recruiting patients by the end of Q3.  More importantly, we are adding a second valve size to the TIARA-I study, a 40mm Tiara to complement our existing 35mm device, significantly increasing the population of eligible patients.  We anticipate first use of the 40mm size in Q4 of this year. Development of the 45mm Tiara is also well underway to provide further treatment options to patients.  To date, the 35mm Tiara is performing very well, meeting our expectations and clearly demonstrating its potential to greatly improve the quality of life for patients suffering from severe mitral regurgitation through a minimally invasive, catheter-based valve replacement procedure."

"Our balance sheet remains very strong, with nearly $100 million in current assets at the end of the quarter," said Christopher Clark, CFO of Neovasc.  "We anticipate these funds to be more than sufficient to complete our ongoing clinical trials for Tiara and other regulatory initiatives we have for Reducer, as well as to support Reducer's European launch.  Of note, Reducer sales from our controlled and limited release in Europe, although modest, have been going very well, with excellent feedback from both physicians and our distributors."

Tiara Update
Tiara has been implanted in eight patients to date with encouraging results.  In seven of eight cases, Tiara was successfully implanted as intended, resulting in a stable and well-anchored prosthetic valve with complete resolution of the patient's Mitral Regurgitation (MR).  In one case the Tiara valve was malpositioned and required conversion to surgical valve replacement.  No significant transvalvular gradients, no left ventricular outflow tract (LVOT) obstruction, no paravalvular leaks or negative interactions with surrounding structures, including the aortic valve, have been observed.  Implantation of Tiara has been successfully undertaken in patients suffering from both degenerative MR and functional MR and in multiple patients with pre-existing prosthetic aortic valves.  Patients are continuing to thrive with significantly improved quality of life, with one patient nearing their 18-month post implant follow-up.

To date no mechanical failures of Tiara, including frame fractures or thrombus formation have been observed in clinical use, nor has any other issue been identified requiring significant modification of the current design beyond expansion of the available size matrix.

All clinical use to date has been undertaken using the 35mm Tiara.  Neovasc anticipates the first clinical use of the 40mm Tiara in Q4 and the 45mm Tiara in early 2016.

A more detailed update of clinical results to date will be provided at the 27th Annual Transcatheter Cardiovascular Therapeutics (TCT) scientific symposium, the world's largest educational meeting specializing in interventional cardiovascular medicine, being held October 11-15 in San Francisco, CA.

Revenues

Revenues decreased 18% year-over-year to $3,599,834 for the three months ended June 30, 2015, compared to revenues of $4,404,515 for the same period in 2014. Revenues decreased 22% year-over-year to $6,460,480 for the six months ended June 30, 2015, compared to revenues of $8,240,650 for the same period in 2014.  The Company started its sales of Reducer product in the first quarter of 2015 as it initiates its focused commercialization of the product in Europe.  The Company also ceased its production of surgical patches in June 2015.  The Company anticipates that as the traditional revenues from the tissue business decline, revenue from the Reducer will compensate.

Reducer sales for the three months ended June 30, 2015 were $165,528, compared to $nil for the same period in 2014.  Reducer sales for the six months ended June 30, 2015 were $215,668, compared to $nil for the same period in 2014.  These sales should be categorized as stocking orders as newly qualified distributors took receipt of their initial order of product.  The Company anticipates that Reducer sales will gradually grow in 2015, initially with stocking orders from additional distributors in other countries and then later in the year, with repeat orders.

Cost of Goods Sold

The cost of goods sold for the three and six months ended June 30, 2015 was $2,232,359 and $4,227,608, respectively, compared to $3,066,924 and $4,981,446 for the same periods in 2014.  The overall gross margin for the three and six months ended June 30, 2015 was 38% and 35%, respectively, compared to 30% and 40% gross margin for the same periods in 2014. Gross margin improved in Q2 2015 due to an increase in raw material yields and the sales of low margin products is discontinued.  The Company anticipates the improvement in gross margin will continue in 2015 as the revenue mix shifts to higher margin products.

Expenses

Total expenses for the three and six months ended June 30, 2015 were $9,764,899 and $17,064,889, respectively, compared to $7,782,507 and $10,132,078 for the same periods in 2014, representing an increase of $1,982,392 or 25%, and $6,932,811 or 68%, respectively.  The increase in total expenses for the three months ended June 30, 2015 compared to the same period in 2014 reflects a $2,231,766 increase in general and administrative expenses and a $2,367,102 increase in product development and clinical trial expenses to advance the Tiara and Reducer development programs, and offset by $2,738,571 decrease in share-based payment.  The increase in total expenses for the six months ended June 30, 2015 compared to the same period in 2014 reflects a $3,269,281 increase in general and administrative expenses and a $4,861,408 increase in product development and clinical trial expenses to advance the Tiara and Reducer development programs, and offset by $1,442,205 decrease in share-based payment.

Selling expenses for the three and six months ended June 30, 2015 were $154,302 and $307,985, respectively, compared to $24,413 and $44,328 for the same periods in 2014, representing an increase of $129,889, or 532%, and $263,657 or 595%.  The increase in selling expenses for the three and six months ended June 30, 2015 compared to the same periods in 2014 reflects costs incurred for Reducer commercialization activities in the first six months of 2015.  The Company anticipates a significant increase in selling expenses in 2015 as it initiates a focused commercialization of the Reducer in select countries in Europe.

General and administrative expenses for the three and six months ended June 30, 2015 were $4,347,076 and $7,234,486, respectively, compared to $4,644,387 and $5,740,841 for the same periods in 2014, representing a decrease of $297,311, or 6% and an increase of $1,493,645, or 26%, respectively.   The decrease in general and administrative expenses for the three months ended June 30, 2015 compared to the same period in 2014 can be substantially explained by a $2,529,077 decrease in share-based payments, and offset by a $2,231,766 increase in other expenses. The $2,231,766 increase includes, but is not limited to, approximately $2,000,000 related to litigation expenses, approximately $235,000 related to the rent of new administration office, insurance, and information system expenses and approximately $370,000 related to an increase in general and administrative staff and an increase in compensation to the board, and senior management. The increase in general and administrative expenses for the six months ended June 30, 2015 compared to the same period in 2014 can be substantially explained by a $3,269,281 increase in other expenses, and offset by $1,775,636 decrease in share-based payment. The $3,269,281 increase includes, but is not limited to, approximately $2,500,000 related to litigation expenses, approximately $400,000 related to the rent of new administration office, insurance, and information system expenses and approximately $460,000 related to an increase in general and administrative staff and an increase in compensation to the board, and senior management.

Product development and clinical trial expenses for the three and six months ended June 30, 2015 were $5,263,521 and $9,522,418, respectively, compared to $3,113,707 and $4,346,909 for the same periods in 2014, representing an increase of $2,149,814, or 69% and $5,175,509, or 119%.  The increase in product development and clinical trial expenses for the three months ended June 30, 2015 was due to a $781,454 increase in cash–based employee expenses as the Company hired additional staff to advance product development and a $1,585,648 increase in other expenses as the Company invested in its two major new product initiatives, offset by a $217,288 decrease in share-based payment. The increase in product development and clinical trial expenses for the six months ended June 30, 2015 was due to $314,101 increase in share-based payment, a $1,471,654 increase in cash–based employee expenses as the Company hired additional staff to advance product development and a $3,389,754 increase in other expenses as the Company invested in its two major new product initiatives.

The Company's expenses are subject to inflation and cost increases.  Salaries and wages have increased on average by 6% in the six months ended June 30, 2015 compared to the same period in 2014.  The Company has not seen a material increase in the price of any of the components used in the manufacture of its products and services.

Other Income

The other income for the three months ended June 30, 2015 was $94,008, compared to other expense of $26,995 for the same period in 2014. The other income for the six months ended June 30, 2015 was $370,758, compared to other income of $20,891 for the same period in 2014.  The Company's investments in high interest savings accounts and guaranteed investment certificates generated $432,665 interest in the six months ended June 30, 2015.

Losses

The losses for the three and six months ended June 30, 2015 were $8,303,416 and $14,461,259, or $0.12 and $0.23 basic and diluted loss per share, as compared with a loss of $6,471,911 and $6,851,983, or $0.12 and $0.13 basic and diluted loss per share for the same periods in 2014.  The $1,831,505 increase in the loss incurred for the three months ended June 30, 2015 compared to the same period in 2014 can be substantially explained by $2,231,766 increase in general and administrative expenses, $2,367,102 increase in product development and clinical trial expenses, and offset by a $2,681,543 decrease in share-based payment.  The $7,609,276 increase in the loss incurred for the six months ended June 30, 2015 compared to the same period in 2014 can be substantially explained by $1,026,332 decrease in gross profit, $3,269,281 increase in general and administrative expenses, $4,861,408 increase in product development and clinical trial expenses, and offset by $1,363,552 decrease in share-based payment. In the first six months of 2015 and 2014 certain directors, officers and employees of Neovasc were granted options under the Company's established remuneration and incentive plans. However, the number of options granted in the first six months of 2015 was much less than the grant in the same period of 2014, and therefore resulted in a lower non-cash charge to the income statement in 2015.

Discussion Of Liquidity And Capital Resources

Neovasc finances its operations and capital expenditures with cash generated from operations, lines of credit, and equity financings.  At June 30, 2015, the Company had cash and cash equivalents of $85,654,914 compared to cash and cash equivalents of $6,025,013 at December 31, 2014, as well as $8,097,717 invested in short term investments falling due within one year.

Cash used in operating activities for the three and six months ended June 30, 2015, was $6,350,560 and $10,642,896, respectively, compared to $1,389,041 and $2,162,205 for the same periods in 2014.  For the three months ended June 30, 2015, operating expenses were $7,055,360, compared to $2,389,329 for the same period in 2014, as more expenses were incurred in general and administrative and research and development and clinical trials activities.  Working capital items generated cash of $484,055, compared to working capital items generated cash of $964,246 for the same period in 2014, as accounts receivable and inventory generated less cash associated with revenue decrease. For the six months ended June 30, 2015, operating expenses were $11,731,376, compared to $2,528,635 for the same period in 2014, as more expenses were incurred in general and administrative and research and development and clinical trials activities.  Working capital items generated cash of $818,275, compared to working capital items generated cash of $330,257 for the same period in 2014, as accounts receivable generated more cash due to the increase in interest receivables for our investments in GICs, inventory absorbed less cash associated with decease of revenue, and prepaid expenses and other assets increased with the payment of deposits for our leased office space and the payment of our clinical trial insurance and director & officer's insurance in advance rather than on a monthly basis.

Outstanding Share Data

As at August 6, 2015, the Company had 66,552,347 common shares issued and outstanding.  The fully diluted share capital of the Company at August 6, 2015 is 74,459,960.

The Company prepares its consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Neovasc's 2015 Second Quarter Financial Statements and Notes and its Management's Discussion and Analysis (MD&A) will be posted on the Company's website at www.neovasc.com and will be filed on SEDAR and EDGAR. In addition to the summary contained herein, readers are encouraged to review the full disclosure in Neovasc's Financial Statements for the three months ending June 30, 2015 and Management's Discussion and Analysis.

NEOVASC INC.
Condensed Interim Consolidated Statements of Financial Position (Unaudited)
(Expressed in Canadian dollars)

	June 30, 2015	December 31, 2014
		(Audited)
ASSETS
Current assets
Cash and cash equivalents	$85,654,914	$6,025,013
Investments	8,097,717	11,999,999
Accounts receivable	1,712,552	1,790,971
Inventory	501,979	475,975
Prepaid expenses and other assets	486,862	259,261
Total current assets	96,454,024	20,551,219

Non-current assets
Property, plant and equipment	4,388,394	3,078,041
Total non-current assets	4,388,394	3,078,041

Total assets	$100,842,418	$23,629,260

LIABILITIES AND EQUITY
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$3,347,208	$2,513,072
Current portion of long-term debt	-	44,591
Total current liabilities	3,347,208	2,557,663

Non-current liabilities
Long-term debt	-	157,628
Total non-current liabilities	-	157,628

Total liabilities	3,347,208	2,715,291

Equity
Share capital	188,635,715	99,169,635
Contributed surplus	20,475,855	18,899,435
Deficit	(111,616,360)	(97,155,101)
Total equity	97,495,210	20,913,969

Total liabilities and equity	$100,842,418	$23,629,260

NEOVASC INC.
Condensed Interim Consolidated Statements of Comprehensive Loss (Unaudited)
For the three and six months ended June 30,
(Expressed in Canadian dollars)

Three months ended June 30,	Six months ended June 30,
2015	2014	2015	2014

REVENUE
Reducer	$165,528	$-	$215,668	$-
Product sales	147,685	798,921	424,973	1,493,919
Contract manufacturing	1,195,544	721,225	1,895,013	906,941
Consulting services	2,091,077	2,884,369	3,924,826	5,839,790
3,599,834	4,404,515	6,460,480	8,240,650

COST OF GOODS SOLD	2,232,359	3,066,924	4,227,608	4,981,446
GROSS PROFIT	1,367,475	1,337,591	2,232,872	3,259,204

EXPENSES
Selling expenses	154,302	24,413	307,985	44,328
General and administrative expenses	4,347,076	4,644,387	7,234,486	5,740,841
Product development and clinical trials expenses	5,263,521	3,113,707	9,522,418	4,346,909
9,764,899	7,782,507	17,064,889	10,132,078

OPERATING LOSS	(8,397,424)	(6,444,916)	(14,832,017)	(6,872,874)

OTHER INCOME/(EXPENSE)
Interest income	309,251	71,066	432,665	75,938
Interest expense	(1,522)	(1,995)	(3,135)	(4,012)
Loss on investment	(39,949)	-	(39,949)	-
Loss on foreign exchange	(173,772)	(96,066)	(18,823)	(51,035)
94,008	(26,995)	370,758	20,891

LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	$(8,303,416)	$(6,471,911)	$(14,461,259)	$(6,851,983)

LOSS PER SHARE
Basic and diluted loss per share	$(0.12)	$(0.12)	$(0.23)	$(0.13)

NEOVASC INC.
Condensed Interim Consolidated Statements of Cash Flows (Unaudited)
For the three and six months ended June 30,
(Expressed in Canadian dollars)

Three months ended June 30,	Six months ended June 30,
2015	2014	2015	2014

OPERATING ACTIVITIES
Loss for the year	$(8,303,416)	$(6,471,911)	$(14,461,259)	$(6,851,983)
Adjustments for:
Depreciation	131,699	85,973	252,375	164,633
Share-based payments	1,384,137	4,065,680	2,867,089	4,230,641
Loss on investments	39,949	-	39,949	-
Interest income	(309,251)	(71,066)	(432,665)	(75,938)
Interest expense	1,522	1,995	3,135	4,012
(7,055,360)	(2,389,329)	(11,731,376)	(2,528,635)

Net change in non-cash working capital items:
Accounts receivable	207,811	425,909	237,744	(15,614)
Inventory	24,169	179,052	(26,004)	(350,229)
Prepaid expenses and other assets	(118,159)	(101,719)	(227,601)	(115,413)
Accounts payable and accrued liabilities	370,234	585,690	834,136	695,213
Customer deposits	-	(124,686)	-	116,300
484,055	964,246	818,275	330,257

Interest paid and received:
Interest received	222,267	38,037	273,340	40,185
Interest paid	(1,522)	(1,995)	(3,315)	(4,012)
220,745	36,042	270,205	36,173

(6,350,560)	(1,389,041)	(10,642,896)	(2,162,205)

INVESTING ACTIVITES
(Increase)/decrease in investments	(1,097,717)	-	3,902,282	(9,999,999)
Loss on investments	(39,949)	-	(39,949)	-
Purchase of property, plant and equipment	(1,072,590)	(251,141)	(1,562,728)	(317,003)
(2,210,256)	(251,141)	2,299,605	(10,317,002)

FINANCING ACTIVITIES
Repayment of long-term debt	(191,547)	(10,291)	(202,219)	(20,558)
Proceeds from share issue pursuant to an underwritten public offering, net of share issue costs of $6,236,783	-	-	87,083,471	24,645,349
Proceeds from exercise of options	21,310	115,218	1,091,940	138,778
(170,237)	104,927	87,973,192	24,763,569

NET CHANGE IN CASH AND CASH EQUIVALENTS	(8,731,053)	(1,535,255)	79,629,901	12,284,362

CASH AND CASH EQUIVALENTS
Beginning of the period	94,385,967	17,223,089	6,025,013	3,403,472
End of the period	$85,654,914	$15,687,834	$85,654,914	$15,687,834

Cash	$2,693,131	$1,149,180	$2,693,131	$1,149,180
Cashable high interest savings accounts	22,540,486	9,538,654	22,540,486	9,538,654
Cashable guaranteed investment certificates	60,421,297	5,000,000	60,421,297	5,000,000
$85,654,914	$15,687,834	$85,654,914	$15,687,834

About Neovasc Inc.

Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace.  Its products in development include the Tiara™, for the transcatheter treatment of mitral valve disease and the Neovasc Reducer™ for the treatment of refractory angina. The Company also sells a line of advanced biological tissue products that are used as key components in third-party medical products including transcatheter heart valves. For more information, visit: www.neovasc.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continues," "anticipates", "estimates," "expects," and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian and U.S. securities laws. Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; the potential benefits of the Neovasc Reducer™ and Tiara™; and the Company's ability to develop and commercialize each product; the Company's receipt of any required local and institutional approvals, European enrollment and the success of applications in Europe; our anticipated use of proceeds from any financings, a history of losses and lack of and uncertainty of revenues, receipt of regulatory approval of product candidates, ability to properly integrate newly acquired businesses, technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with Canadian and U.S. securities regulators. No assurances can be given as to the future results, approvals or achievements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements except as otherwise required by applicable law.

SOURCE Neovasc Inc.

%CIK: 0001399708

For further information: Investor Relations, Neovasc Inc., Chris Clark, 604 248-4138, cclark@neovasc.com

CO: Neovasc Inc.

CNW 07:00e 06-AUG-15

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neovasc Inc.
(Registrant)

Date: August 6, 2015	By:	/s/ Chris Clark
		Name:	Chris Clark
		Title:	Chief Financial Officer